April 8, 2009

Chris White, Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549

Re:	Kodiak Energy, Inc.
Item 4.02 Form 8-K
Filed March 17, 2009
File No. 333-82434

Dear Mr. White:

We acknowledge receipt of your letter dated March 23, 2009 and following is our response to your comments in order of the comments as set out in your letter:

1.
You disclose that you determined it is necessary to restate your financial results for the fiscal quarter ended September 30, 2007 and the year ended December 31, 2007 to correct an error in recording two transactions occurred in September 2007. Please tell us why you do not believe that it is necessary to restate the financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2008. In addition, please revise “financial results” to “financial statements”.

Response

We have now filed the amended 2007 financial statements referred to below and our Annual Report 10-K for the fiscal year ended December 31, 2008 reflecting the impact of the 2007 restatements. We have not amended our Quarterly Reports on Form 10-Q for the 2008 quarterly periods included in our 2008 annual report that reflect the effects of the restatement because management believes amending the interim reports would not provide any additional meaningful disclosure. The restatement relating to the Thunder acquisition had no impact on the Company’s consolidated statements of operations and cash flow for the 2008 quarters. There would be no changes to the consolidated statements of operations or cash flow other than the change to deferred income taxes resulting from the restatement of the flow-through share premium relating to the eligible flow-through share expenditures incurred in each quarter and the cumulative impact on the shareholders’ equity as at December 31, 2008 of restating the flow-through share premium would be zero. The information that has been previously filed or otherwise reported for the 2008 periods is superseded by the information in our 2008 Form 10-K.

In addition, we believe that amending the Form 8-K to revise “financial results” to “financial statements” would serve no significant purpose.

2.
We note that you intend to file restated financial statements after this Form 8-K filed on March 17, 2009. Please amend your filing to disclose the date you intend to file the restated financial statements.

Response

Please refer to our Form 10-Q/A for the fiscal quarter ended September 30, 2007 and our Form 10-K/A for the fiscal year ended December 31, 2007 filed with the Commission on March 27, 2009. When we filed the Form 8-K on March 17, 2009, we did not know exactly when we would be filing the restated 2007 financial statements but our intent was to file them prior to the filing of our Form 10-K for the fiscal year ended December 31, 2008 which report was filed with the Commission on March 30, 2009.

In view of our comments above, we believe it should not be necessary to amend the Form 8-K as filed. We would welcome your consideration of our comments and would also welcome, if appropriate, further discussion with members of your staff regarding any outstanding issues.

Yours truly,

Kodiak Energy, Inc.

/s/ W. S. Tighe
W. S. Tighe
Chief Executive Officer